BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

BARRICK GOLD CORPORATION

Moderator: Greg Wilkins
November 14, 2006
5:00 pm CT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Barrick Gold conference call. During the presentation, all participants will be in a listen-only mode.

Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the one followed by the four on your telephone.

If at any time during the conference and you need to reach an operator, please press the star followed by the zero.

As a reminder, this conference is being recorded Tuesday, November 14, 2006. I’d now like to turn the conference over to Greg Wilkins. Please go ahead, sir.

Greg Wilkins:	Well thank you very much operator. And thank you everyone for joining us this afternoon.

The purpose of the call is to discuss our outstanding offer for NovaGold, and I know that brevity is often the hallmark of a good presentation. But I’m going to ask you to bear with me a little bit today. We do have a fair amount of material that we would like to go through.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Our bid expires on November 21. There are about seven days before the NovaGold shareholders have to again consider Barrick’s best and final offer of US$16 per share.

And I really want to take this opportunity to directly address the NovaGold shareholders and provide some clarity with respect to our views on the NovaGold valuation.

Of course, Barrick has done a significant amount of work on the valuation. We’ve conducted a detailed review of all the publicly available information as it relates to NovaGold’s assets.

And we’ve supplemented that analysis and relied upon permitting and project finance experts in addition to applying our own expertise and experience in permitting, development, project financing and construction of large scale mining operations, which, as you know, we’ve done a fair amount of in the past few years.

We strongly believe that our US$16 offer, which equates to US$1.7 billion, is a fair and full price. And let me reiterate: it is our best and final offer price.

In a conference call last week, amongst the many statements NovaGold management made, a number of unsubstantiated claims and unrealistic projections were described.

The purpose of our presentation today is to try to put all those facts on the table for the consideration of the NovaGold shareholders and to correct some important misconceptions about the value of NovaGold’s assets and the timing and the complexity of their future development.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

We believe that these are the facts that you need to consider when making your decision next Tuesday.

You’ve already heard NovaGold’s story. Now I would respectfully ask you to consider a broader set of the facts and the realities that are facing our industry.

I want to really characterize my remarks into four broad categories. First, the situation at Galore Creek. Second, Donlin Creek, Third, project financing and related dilution, and, of course, four, valuation of NovaGold.

This presentation is posted on our website, but there will also be further substantive information available on our website for you to check after the call.

Following the Q and A today, if you have any further questions, please don’t hesitate to get in touch with us, either through our investor relations team, our advisors at CIBC, Georgeson or contact us through the dedicated website related to the NovaGold offer.

And before delving into the details, I do want to bring into focus one overarching and important question.

And of course the question I think on everybody’s mind, if you own NovaGold shares, how do you know that Barrick’s best and final offer price of US$16 per share is fair?

Well, it’s simply because Barrick, and I suspect the other 11 mining companies, has completed an extensive valuation analysis of NovaGold’s assets and has conclusively arrived at this full and fair price. The other companies, described by NovaGold as “world class”, signed confidentiality agreements, had access to detailed non-public information about NovaGold assets, and with a more informed view, decided not to proceed with a competing bid when our offer was standing at US$14.50 a share.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Of course, NovaGold’s management is looking for more value. Their storyline has been used during the auction of the company that has occurred over the last four months. And it certainly appears that it has not been bought by the 11 sophisticated mining companies who all walked away. And frankly, we don’t buy the storyline either.

We’ll present the substance of our valuation but, in essence, Barrick doesn’t pay good money for storylines. Barrick pays good money for value.

And our bottom line is that US$16 per share is our best and final offer. And it does represent fair value for NovaGold shareholders.

Let’s dig into some of the details. Talk about Galore Creek first. Let’s start with the basics of the principal assets in question and talk about the technical complexity, the permitting risks, the uncertainties and all of the challenges ahead for Galore Creek, which are often disregarded.

Galore Creek is a major US$1.8 billion-plus capital project. It is located 75 kilometers north of our Eskay Creek mine in the Interior of British Columbia.

It is very rugged terrain, and it is terrain that we’ve had much experience with. As a remote location, much like Eskay Creek, it will be a fly-in, fly-out camp.

In northern BC, it presents climatic challenges for construction and operation. Galore Creek requires infrastructure construction including 125 kilometers of new roads through rugged mountain conditions and valleys, a 4 kilometer tunnel through a mountain, a 135 kilometer concentrate pipeline and 12 kilometers of water diversion channels, to name a few. Furthermore, the project is envisioned to have a tailings dam and impoundment that’s 275 meters or 900 feet high. That’s higher than a 70-story building.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

This is a challenge in its own right regardless of the fact that the Tailings Impoundment Area is to be built on Pioneer’s Grace claims.

NovaGold recently released a feasibility study for Galore Creek, and of course it must be kept in mind that this feasibility study does not include detailed engineering.

Will the feasibility study itself add value? Unfortunately, a year-over-year, apples-to-apples comparison between the pre-feasibility study and the feasibility studies, prepared by Hatch for NovaGold, demonstrates one direction: the project’s economics have deteriorated in the last 12 months.

Specifically, US$625 million of deterioration in value of the project was driven by a 64% increase in construction costs -- up to US$1.8 billion -- and a 21% increase in copper cash costs. This equates to 92% value destruction on paper, and that’s before any challenges associated with actually taking on the building of the project.

While Barrick expected some significant cost pressures, as we’ve anticipated it through the changing challenges in the industry, I must say that we did not anticipate the magnitude of those cost increases.

Further, the feasibility study concludes that the net asset value of 100% of the asset is less than US$600 million using higher than consensus metal prices and lower discount rates than similar copper projects. To realize even this valuation requires skilled execution and no project delays or capital cost overruns. The feasibility study, by its definition, has a plus 15% or minus 10% accuracy. This means that Hatch, the feasibility study authors, believe that there’s a greater than 50% probability that costs will be higher as opposed to lower than the estimates.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

And of course, those of you who are familiar with major capital projects certainly in the mining industry, will have difficulty remembering the last major project that came in under budget once construction was started.

Now, consider this; in 2005, Hatch did a study examining 43 mining projects over the previous decade. Over 80% of those projects failed to meet the initial projection for capital costs, construction schedule or achieving commercial production. And only a handful of these 43 projects were in as a remote location or as technically challenging as the Galore Creek project.

Hatch’s Galore Creek feasibility study clearly shows that the project economics have deteriorated. With further work still to be done, the trend is likely to continue as detailed engineering is undertaken.

Now, let’s turn our attention to the Galore Creek permitting issue, which of course has a direct bearing on value.

The question is will Galore Creek be permitted by the second quarter of 2007 as suggested by the NovaGold management?

In our view, no. And I want to explain the reasons for that.

Last week, NovaGold said, “We don't see any show-stoppers in there, no NGO has stood up and come against the project.”

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

However, NovaGold has received hundreds of pages of comments on the project to date. There are comments from the public, interested organizations, First Nations, more than ten federal, provincial and local ministries and authorities, as well as American and Alaskan government departments -- the Canadian federal and provincial and environment ministries, the US EPA, Fisheries and Oceans Canada, Transport Canada, the Tahltan Central Council, the US Department of the Interior, Department of Agriculture Forest Service, Department of Commerce, the Friends of the Stikine Society . . . and that’s not the comprehensive list. Many important issues and comments have been raised -- well over 400 issues in fact which will take time to study and to respond to properly. Remember now that every one of those government ministries, agencies and departments needs to be satisfied that each of its comments have been thoroughly studied and addressed. You should also know there is no maximum timeline for the federal and environmental assessment and permitting process.

And when that’s all done, NovaGold may potentially have to arrange for the amendment of a federal environmental regulation. Again, there are no clear timelines for that. You should also know that the last time the regulations were amended for a mining project, we understand that it took over three years from the end of the environmental assessment process.

NovaGold would like you to believe that they will complete the provincial and federal environmental assessment processes, get permits, find a partner and negotiate a joint venture, put in place project financing and get construction started at Galore Creek in the next five to six months.

On top of all of that, as you know, NovaGold doesn’t have the surface rights it needs for the proposed Galore Creek tailings and waste facility. Pioneer Metals has the mineral rights for that area. And of course, NovaGold is trying to have the property condemned so it can use it for its tailing site. Right now, there is litigation between Pioneer and NovaGold that isn’t even scheduled for trial until the fall of 2007.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Resolution of the dispute between the two is many months or perhaps years away. And now the ministries and agencies are becoming sensitive to this land dispute and what it means for Galore Creek. And we’ve seen it as they begin to ask for information about alternative tailing sites and their impact on the project.

NovaGold’s story is that they will have their permits by April or May of 2007, and commence construction right after that.

When we consider these set of facts and the knowledge presented here, it would be much more realistic to expect to obtain approval of the environmental assessment and required construction permits well into 2008 and potentially beyond.

And just to ensure that we’ve understood the process and procedures required, we’ve been working closely with a BC-based law firm that specializes in environmental law.

I would also like to address a claim that Nova made when it compared Galore Creek to Zaldivar. This in my view, is a stretch, and I’ll demonstrate with a few basic facts why that’s the case.

Zaldivar is a copper mine located in Chile and has been operating as a producing mine since 1995.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Its capital costs at initial construction were 1/4 of the estimate for Galore Creek. Galore Creek’s copper grade is at least 25% lower than Zaldivar’s life-of-mine grade. Galore has significantly higher life-of-mine copper operating costs than Zaldivar. Zaldivar’s life-of-mine copper production is 30% higher. Zaldivar is located in the world’s largest copper producing country next to the Escondida mine, one of the world’s largest copper producing mines. Zaldivar is a short drive from the city of Antofagasta, where access to skilled labor and services is prevalent.

These facts indicate that Galore Creek just doesn’t compare with Zaldivar.

Now, let me turn my attention to Donlin Creek. Donlin Creek again is a large scale project; a US$2-billion-plus project in a remote northern region. It is located in Alaska, 450 kilometers west of Anchorage where temperatures reach minus 40 degrees Celsius. It too will be a fly-in, fly-out operation and supplies will have to be barged 260 kilometers up the Kuskokwim River during a four month window when the river is free of ice. This will pose significant logistical challenges given the scale of the operation. Development of the mine is to take six years, including the challenges of onsite power generation during construction and the requirement for a 550 kilometer power line to connect the project to the power grid.

Now, also bear in mind that the ore is low-grade, refractory in nature, and that the waste rock is acid generating requiring large shipments of lime for neutralization. These factors represent technical challenges which need to be properly evaluated in the feasibility study process. Suffice it to say, the SRK report is at best conceptual and when it’s benchmarked against currently operating mines, it appears unrealistic and optimistic.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

There’s also been the question of our ownership and our ability to earn 70% of Donlin Creek by November 13 of next year.

I can tell you that we are diligently working to earn our 70% interest. We have commenced work on the feasibility study for Donlin Creek and we expect the feasibility report will be completed in the third quarter of next year with a Board approval shortly thereafter, provided the project is economic.

The Barrick team that I referred to has delivered over 20 feasibility studies and built more than ten mines in the last decade. We have over 200 professionals and employees working with a further 100 consultants who are making steady progress with the feasibility study. These people are spread out from Anchorage through Vancouver, Toronto, Salt Lake City and Tucson; no small endeavor.

Environmental baseline studies have begun and the technical aspects of the feasibility study are well underway as we speak. We would expect that the results of the feasibility study may be used by lending institutions to make a financing commitment. Any financing commitment would be expected to include standard conditions precedent prior to advancing funds.

These conditions precedent would typically include meeting milestones in the feasibility study and putting in place financial instruments such as completion guarantees, cost overrun protection, gold hedging as well as raising and investing all of the equity capital prior to drawing any bank funds.

You know NovaGold has continually made these comments about a requirement for a “bankable” feasibility study and that we needed to have all our environmental permits by November 12 of next year.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

However, NovaGold’s CEO conceded last week that “It will probably be a feasibility study, but it won’t be bankable and that’s why they won’t earn their interest.”

But there is nothing in the joint venture agreement that requires permits to be obtained as part of the feasibility study. Moreover, it is not industry practice nor are permits required by banks to decide whether to give a commitment to lend.

In fact, NovaGold’s CFO testified in court in Alaska -- as NovaGold’s project financing expert -- and under oath during cross-examination, acknowledged that the joint venture requirements for the feasibility study do not require permits to be obtained. Read his testimony on the slide for yourself.

Bottom line is that Barrick will deliver the feasibility study before next November and earn its 70% interest. NovaGold may well litigate and the courts may eventually decide, but if that’s the case, it will signal certain delays in the start of the project.

Again, I’d like to address comparison that Nova drew between Donlin Creek and Goldstrike. Not close to reality but again, let’s look at it based on the facts.

Goldstrike, of course, is our flagship operation, and it’s in the premier gold mining camp of Nevada with a world-class infrastructure and a highly skilled workforce. The gold grade of Goldstrike is about 2-1/2 times that of Donlin Creek with easier ore types and of course that well-developed infrastructure. At 40% of Goldstrike’s grade, it is not reasonable to believe that its costs will be 2/3 of Goldstrike’s costs six years from now as projected in the SRK report.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Goldstrike started out with US$390 million in capital compared to the US$2.2 billion required to get Donlin Creek into operation. Goldstrike has produced twice as much gold as Donlin Creek has in measured and indicated gold resources and significantly more than Nova’s projects combined. In fact, Goldstrike has already produced 30 million ounces of gold and has 20 million ounces remaining in reserves. Goldstrike has been 20 years in the making and Goldstrike and Donlin Creek is at least five or six years from expected first production.

Donlin Creek is a good asset and has the potential to be a great asset, but it faces many difficult challenges. So the comparison to Goldstrike is not credible.
So that’s it. Two principal assets with their own technical and development challenges in remote locations. Politically stable but complex and time- consuming permitting regimes.

So let’s turn our attention to the financing. Much has been made about the ability of a small company to raise the necessary project financing for US$3.5 billion of capital funding.

Again, another stretch. NovaGold’s management has stated that Rothschild’s modeling on Galore Creek has indicated that bank financing for the project would be about US$1 billion. And it is reasonable to assume 65% to 70% of Donlin Creek would be debt financed which amounts to another US$1.5 billion based on NovaGold’s assumptions.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

This would presume they could develop the assets with equity dilution in the range of about US$320 million, including sale of a 40% interest in Galore Creek for about US$250 million.

Well, while we’re glad to see that Nova is starting to acknowledge the fact that there is necessary dilution to finance the projects, we do not believe the picture is complete.

Needless to say, we have taken a hard look at the project financing and recruited the assistance of two of Canada’s largest mining project financing banks, Scotiabank and CIBC, to review NovaGold’s presentation and the two projects’ characteristics to give us their view of what broad issues NovaGold can generally expect to face when they approach lending institutions.

I’m going to give you a summary. Given the current market condition, NovaGold’s balance sheet cannot support the first phase of the US$1 billion dollar project financing for Galore Creek in the absence of a credible senior mining partner providing a completion guarantee.

Project finance banks will require completion guarantees on these projects. The problem is that NovaGold is a development stage company who does not have the balance sheet nor the credit ratings to provide meaningful guarantees.

It is also unlikely that any major engineering firm will take on an EPC or EPCM contract for development stage company for a US$2 billion project, let alone provide the necessary guarantees. Difficulties in obtaining bank financing of this magnitude and the significant equity requirements explains why development stage companies such as Canico and Western Silver, when faced with financing capital well in excess of their market capitalizations, recently sold their companies in order to maximize shareholder value.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Scotiabank and CIBC would use more conservative metals price assumptions when determining lending amounts. Their metal price assumptions are on the order of US$425 to US$450 for gold, copper of US90 cents to US$1 per pound. NovaGold’s base case metal price assumptions for the purposes of their debt calculation in their slides used US$525 gold and more importantly copper at US$1.50 per pound, 50% higher than the banks are currently using to make lending decisions. The result would be a material reduction in the proportion of senior debt available to fund capital expenditures and a significant increase in additional equity funding would be required.

According to their presentation last week, NovaGold would be the sponsor of the projects for project financings. In the absence of guarantees from a credible senior mining partner, the banks will require large contingency funds to be included in the neighborhood of 15% to 20% over and above the estimate of US$3.5 billion used by Nova. NovaGold would be the sponsor guarantor of both projects based on their slide. And this contingency overage of US$500 to US$700 million would be in the form of additional equity and it would be additive to any of the proposed dilution calculations.

The finance banks will restrict NovaGold’s use of cash. NovaGold’s equity will be required to be spent first, and the bank’s debt will be repaid first. Further, banks typically require a sweep of at least 50% of the excess cash flow for debt repayment under normal circumstances. In this case, given the debt requirement, it could be as high as 70% to 80% if NovaGold can raise US$1 billion for Galore Creek, which is certainly open to question. This puts NovaGold’s assertion of free cash flow funding for Donlin Creek from Galore Creek at significant risk.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Finally, consider that the finance banks will require NovaGold to hedge their metal production. The copper hedging required would be difficult to implement given the illiquidity of the market beyond three years. This implies that a majority of the gold production will be hedged until the loans are repaid. This will result in a significant reduction in gold and copper price leverage to the shareholders as a result.

In our view, even if NovaGold as a project sponsor could raise the minimum US$3.5 billion in project funds, it will come at significant equity and asset dilution to their shareholders.
And finally, I’d like to turn to the question of valuation. Why is Barrick’s US$16 per share offer our best and final price?

Well, NovaGold would have you believe that Barrick is not offering a fair and full value and some shareholders might reasonably believe that it’s in Barrick’s interest to find fault with NovaGold claims. But I would suggest that you consider some additional facts. Barrick does not stand alone in its evaluation of NovaGold’s assets. There were 11 other world-class mining companies invited to the auction who assuredly had the benefit of an even more in-depth look at the information. They all chose not to trump our US$14.50 offer.

All 11 companies passed, at a time when many companies are flush with highly valued paper and cash resources in this high metal price environment.

There is not a significant independent analyst that we are aware of who is far off Barrick’s valuation mark, and that includes two analysts associated with the financial institutions that are representing NovaGold. Before we launched our bid, analysts, including one of NovaGold’s own financial advisors, set price targets for its shares between US$13 and US$18.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

I believe our best and final offer reflects measured and reasoned positions based on the facts and our experience.

And here’s our valuation rationale in brief. And of course, there’s more information on our website, which I encourage you to take a look at.

But Barrick is offering a price that is 1.5 to 1.6 times the net asset value that NovaGold’s third party consultants have said is the total Project’s actual net asset value prior to the development and financing risks. This is the equivalent to trading multiples of senior gold companies and intermediate producers. The average price to net asset value multiple for gold exploration and development companies is closer to 1 times net asset value because of the associated risks. In fact, NovaGold’s stated-net asset value for their assets including cash is just over US$1 billion.

On the price-to-net-asset value chart for comparable development stage companies, you will notice that this is the most expensive of any comparable development-stage company.

NovaGold doesn’t have one ounce of gold production and it is not realistic to believe that it will suddenly become re-rated in May of next year when it brings in 100,000 ounces of production from Rock Creek, while both of its principal projects, US$3.5 billion in capital costs, are still in development.

Let’s take a look at some further value analysis. On a Total Acquisition Cost per Ounce, Barrick is paying US$586 for NovaGold or approximately 95% of the current gold price. This number has risen over US$100 per ounce since NovaGold disclosed its Galore Creek feasibility study on October 25, so you can see how much value was lost. Put this into comparison with Placer Dome, which we acquired earlier this year, which had some 2-1/2 to 3 million ounces or reserves, 25 to 30 million ounces of reserve producing properties, which we paid about US$470 an ounce.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Again, looking at the total acquisition costs of comparable precedent transactions, our bid represents the second highest transaction with the next closest transaction over US$60 per ounce lower than our cost in this bid, which transitions me to my next point.

There has been some speculation in the market that’s misguided in our view, about a higher price. Let me make it clear about our US$16 per share offer; it is best and final. We’re simply not prepared to overpay for assets.

We thoroughly evaluated NovaGold’s assets. We looked at the valuations by independent analysts and we considered what other companies might have paid for these assets.

In sum, a rigorous analysis based on facts. We believe that NovaGold is asking us to overpay for these assets. There is nothing in the information that NovaGold has presented to date that has changed our view of fundamental value here. There is no more value in NovaGold assets than we have reflected in our best and final offer price of US$16 per share. The information presented in the Galore Creek feasibility study and the SRK economic assessment of Donlin Creek suggest that the value of these projects has actually gone down.

The facts that we presented today should speak for themselves. So where do we go from here?

Unlike Nova’s management who take a short term view, we take a realistic, long term view based on these facts.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

In our view, Galore Creek will not meet its permitting schedule deadline. NovaGold will not easily resolve the tailings impoundment area issue with the Pioneer litigation outstanding. Barrick will deliver the Donlin Creek feasibility study in time to earn our 70% interest. There will undoubtedly be lower than expected levels of production, higher capital costs and higher operating costs consistent with industry trends emerging from the Donlin Creek feasibility study. NovaGold, as they suggested, may well litigate their interpretation of the joint venture agreement, which will certainly instill delay.

In this litigation scenario, prompted by NovaGold, both projects will expectedly go into hiatus under a cloud of uncertainty that will last for as long as litigation and appeals exist.

There will be no material cash flow generated and as a result, more equity financing will be required to cover the carrying costs. The ‘go-it-alone’ stance by NovaGold is clearly not a winning scenario for its shareholders. This is not a situation that we hoped for but it is based on facts and reality.

NovaGold management has taken things forward in the last few years, and I commend them for their exploration expertise. But today is a different day with challenges that require a company with the scope, scale and breadth of a company like Barrick, with a track record of building mines and its balance sheet strength, to manage the risks and uncertainties involved in developing these large scale assets.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Barrick thinks that these assets are fine assets with challenges to overcome to get them into production. These projects are large, complex projects that require the skill that we have to move them forward.

That’s why we are willing to pay a 37% premium for them but we are not prepared to overpay.

You may have heard NovaGold’s assertions that our offer has been holding back the trading price of NovaGold’s shares, but I would remind you that the shares were trading at US$11.67 prior to our offer. In the absence of our offer, and if NovaGold’s shares traded in line with the gold index, the shares would be trading at about US$12 today. Based on these hard facts, I would suggest the contrary; Barrick’s offer has been holding NovaGold’s share price up.

The way ahead for us is clear.

We started the auction of NovaGold, we’ve waived the minimum tender condition and will take up and pay for the shares tendered. If we do not achieve a controlling interest, we’ll be more than likely the largest shareholder and we will watch to see that NovaGold meets their milestones ahead.

So I urge you to consider these facts that I’ve tried to outline for you today and I urge you to consider accepting our offer next Tuesday.

Thank you for your attention. I know it’s been long, but I think it’s necessary to get the facts and circumstances on the table. We’ll now open it up for questions.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Operator:	Ladies and gentlemen, if you would like to register a question, please press the one followed by the four on your telephone. You’ll hear a three tone prompt to acknowledge your request.
If your question has been answered, and you would like to withdraw your registration, please press the one followed by the three.

If you are using a speakerphone, please lift your handset before entering your request.

As a reminder, to register for a question, press one, four on your telephone. One moment please for our first question.

And our first question comes from the line of Susan Muir from National Bank Financial. Please proceed.

Susan Muir:	Hi. Greg, I wonder if you could give us an update on the status of the litigation on Donlin Creek.

Greg Wilkins:	Actually, sure. Although I think Pat Garver is on the line with us, and so I’m going to ask Pat to do that for you.

Patrick Garver:	Sure. I’d be happy to, Greg. Can you hear me?

Greg Wilkins:	Yeah. We got you loud and clear.

Patrick Garver:	Okay. Sorry. I’m calling in remotely. I think as most people know, the Donlin Creek litigation was filed in the Federal District Court for Alaska earlier this summer.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

NovaGold originally sought to get an injunction to interfere with our bid. They failed; the injunction application was denied by the court.

Then they sought to get expedited treatment of their claims arguing that these claims should be handled, sort of, out of the ordinary course; that they were somehow urgent. And that failed, and the court denied that request.

The most recent probable event of any consequence is that NovaGold abandoned its original complaint and filed a new one, an amended complaint which for those familiar or those unfamiliar, I guess, with litigation in the federal courts of the United States is effectively starting the case over again.

So given the fact that they’ve effectively started the case over again, I think there’s no way whatsoever to know when this case will go to trial. It’s certainly a long process.

And while we are extremely confident on our interpretation of where we stand, and I think that Greg alluded to that before, and we saw this case largely as a tactical defensive measure in the context of our bid, irrespective of who were to prevail at a trial, whenever it occurs, and that would be sometime in the quite distant future, there’s no doubt that whoever is not successful will appeal.

I think that it’s pretty clear that while the law suit is not well founded, it doesn’t matter if there are appeals pending. This project is not, in my view, financable while either the litigation or appeals are pending.

So I can’t tell you with any confidence where the lawsuit is going. I can tell you that it’s not going anyplace in a hurry. And if anybody has suggested anything to the contrary, I think that’s probably misinformation.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Susan Muir:	Thanks very much.

Greg Wilkins:	Thanks.

Operator:	Our next question comes from the line of Mark Serdan from UBS Asset Management. Please proceed.

Mark Serdan:	Hi Greg. Greg, in the presentation, you said that NovaGold would have to hedge a substantial amount of the gold and copper to get the project financing done at Donlin and Galore Creek.

Can you just turn to discuss that from the Barrick’s side if you know, you own NovaGold or the operator of Donlin Creek, how much hedging would you have to do or would you have to do the same amount as them?

Greg Wilkins:	Well, Mark, listen, you know, I think there’s a huge difference between our balance sheet and our size of company and so on and so forth.

So fact and circumstances would be quite different. But let me ask Jamie to comment in a little bit more detail on it.

Jamie Sokalsky:	Hi, Mark. No. We wouldn’t have to hedge any gold and silver and there are a number of reasons for that. There’s really a world of difference between Barrick and NovaGold.

We’ve got the strongest balance sheet in the industry. We’re the only A credit rating.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

And we can really finance what we want to build with our internal resources, which include significant cash balances, which right now are approaching US$2 billion.

In the first nine months of this year, we’ve generated US$1.8 billion of operating cash flow, so we’ve got significant operating cash flow.

So we’ve got tremendous resources to fund these projects. And we could also tap the corporate debt market as we just did last month with our copper-linked notes.

So a lot of resources that as a company of our strength and size we can tap. We’ve also got a track record and experience in building mines.

As Greg mentioned, we’ve built over ten projects in the last ten years. And that experience and the sponsorship of a major mining company, if we wanted to augment some of the financing with project financing, which we have done a number of times over the years, and in each case we have not had to do any external hedging to come up with the financing.

That’s going to allow us to provide corporate guarantees and meet the requirements that the banks would be looking for without doing any hedging of the gold or copper.

And as a result we’d be able to really keep all of the leverage to gold and copper for these projects.

Mark Serdan:	Thanks.

Jamie Sokalsky:	You’re welcome.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Operator:	Our next question comes from the line of Ephraim Karpel from Peter Schoenfeld Asset Management. Please proceed.

Ephraim Karpel:
Hi Greg, hi everyone. You know, with the stock trading through the price right now, obviously investors anticipating some sort of bump from you. I know you discussed it at length in your presentation -- the price and everything -- but why not bump by 50 cents or so just to get it done, at least get closer to the 50%? Can you give me a little more color on that, Greg?

Greg Wilkins:	Yeah. Sure. Listen, you know, I realize there’s lots of people out there, you know, saying, you know, well, what’s another 50 cents or buck to Barrick.

And I just think that they’re really missing the point. You know, we’re approaching this, you know, as an important acquisition of some assets, but it’s, you know, it’s not strategic in its nature.

It’s really, you know, trying to fill the pipeline. So value is an extremely important consideration and discipline is with respect to acquisitions, I think, is key.

So frankly, you know, we’ve done an awful lot of work as I described in my presentation about the value. We think that the offer that we’ve made is full and fair, and so it represents the bottom line.

And if that’s you know, not sufficient for the NovaGold shareholders, you know, we can live with that. And frankly, we’ll just move on to other opportunities that continue to meet our investment criteria.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

Ephraim Karpel:	Okay. I actually have one follow up question on that also. Can you just also give me a little more color on the feasibility? I mean, NovaGold is suggesting, obviously, that you can’t complete this.

And I know you discussed it again, obviously, but you know, there’s a lot of questions, and I just don’t - it really hinges on that whether you have 30% or 70% of Donlin Creek and maybe you can give me just a little more color on that as to how you are so sure that you can pretty much get that 70%.

Greg Wilkins:	You know, we have a very comprehensive understanding that - of what goes into a feasibility study.

We’ve done, you know, over 20 feasibility studies. We’ve interacted with banks on corporate financing and project financing in the past, worked through - we know what the requirements are in terms of defining the project, looking at the technical parameters of the project, understanding you know, what the conditions are in order to be able to satisfy the lending conditions and so on and so forth.

There’s no mystery in our minds about what it takes to deliver a feasibility study. And we have put a broad team, as I mentioned in my presentation working with our own professionals and some consultants doing the drilling and baseline data accumulation.

We’ve got a detailed project schedule that outlines exactly how and when we’re going to meet the necessary milestones.

BARRICK GOLD CORPORATION
Moderator: Greg Wilkins
11-14-06/5:00 pm CT
Confirmation # 21309753

And so we are just highly confident; (A) that we know what’s necessary;
(B) we have a timeline; and, (C) we don't have third party contributions that we need to get or third party influences that can throw us off that timeline. It’s within our control.

The issue it seems that there’s an issue to be had is around whether permits are necessary. And I think again, you know, I’d like to, you know, look at the contract and I don’t think the contract says anything about needing permits to support the feasibility study.

In fact, it does describe that we need to provide the nature of the permits that are necessary and the timeline and cost associated with achieving them which, by in my view and reading of the English language says that well, you wouldn’t have to say that if you needed the permits when you delivered the feasibility study.

So you know, we have, you know, as high a degree of confidence as one could have in terms of achieving the milestone by next November.

Ephraim Karpel:	Thanks, Greg. Thanks.

Greg Wilkins:	Listen, it’s been you know, a fairly long call and I do apologize for that. I’d like to thank you for your time and consideration.

Of course, please get in touch with us in the next few days and we look forward to having a successful conclusion next Tuesday. Thank you very much for joining us.
Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Thank you very much.

END

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC's website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.